BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“Company”) (BOVESPA: BRFS3; NYSE: BRFS), following the Announcements to the Market on June 30th and July 25th, 2016, in which the Company disclosed that it is considering potential strategic alternatives for Sadia Halal, hereby informs the market that on the date hereof it has formally engaged investment banks in relation to potential investment by third parties in Sadia Halal.

The Company will inform the market on any material developments in relation to the content herein.

São Paulo, November 8th, 2016.

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer